Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2005	2004	2003	2002	2001

Fixed charges, as defined:
Interest on long-term debt	$151	$176	$201	$209	$220
Interest on short-term debt and other interest	22	7	3	3	4
Amortization of debt discount, expense and premium - net	9	7	8	7	6
Estimated interest component of operating rentals	8	8	7	7	8
Preferred security distributions of subsidiaries on a pre-tax basis				13	23

Total fixed charges	$190	$198	$219	$239	$261

Earnings, as defined:
Net income (a)	$145	$74	$25	$39	$114
Preferred security dividend requirements	2	2	3	16	26
	147	76	28	55	140
Add:
Income taxes	69	8	18	18	65
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	190	197	219	225	238

Total earnings	$406	$281	$265	$298	$443

Ratio of earnings to fixed charges	2.1	1.4	1.2	1.2	1.7

Preferred stock dividend requirements on a pre-tax basis	$4	$4	$5	$7	$7
Fixed charges, as above	190	198	219	239	261
Total fixed charges and preferred stock dividends	$194	$202	$224	$246	$268
Ratio of earnings to combined fixed charges and preferred stock dividends	2.1	1.4	1.2	1.2	1.7

(a)	Net income excludes the cumulative effect of a change in accounting principle.